Exhibit 99.1

Naked Brand Group Limited

ACN 619 054 938

Addendum to NOTICE OF ANNUAL GENERAL MEETING

Naked Brand Group Limited (ACN 619 054 938) (Company) hereby gives notice to Shareholders that, in relation to the Notice of Meeting dated 31 July 2020 in respect of the Annual General Meeting to be held at BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, Australia on Friday, 28 August 2020 at 10:00 am (Sydney time) (Notice of Meeting), the Directors have resolved to:

(a)	delete Resolution 2 in its entirety. For the avoidance of doubt, this means Resolution 2 relating to the proposal to consolidate the Company’s share capital through the conversion of every 15 ordinary shares in the Company to one ordinary share in the Company, is:

(i) deleted and has no effect in the Notice of Meeting; and

(ii) not the subject of any proposed resolution at the Annual General Meeting to be held on Friday, 28 August 2020; and

(b)	delete the explanation in the Explanatory Memorandum that exclusively relates to Resolution 2; and

(c)	supplement the information contained in the Explanatory Memorandum with this addendum (Addendum).

Other than as expressly set out in this Addendum, the Notice of Meeting and Explanatory Memorandum is not otherwise affected and remains the same.

The definitions used in this Addendum are as defined in the Notice of Meeting, unless otherwise defined in this Addendum.

PROXY FORM

Annexed to this Addendum is a replacement proxy form (Replacement Proxy Form). To ensure clarity of voting instructions by Shareholders on the Resolutions set out in the Notice of Meeting, Shareholders are advised to follow the following instructions if you have already completed and returned a Proxy Form which accompanied the Notice of Meeting (Original Proxy Form):

(a)	If you wish to change your vote on any of the remaining proposed Resolutions in the Notice of Meeting (being Resolution 1 and 3), you may withdraw your Original Proxy Form by completing and returning a Replacement Proxy Form.

(b)	If you do not wish to change your vote on either of Resolutions 1 and 3, you do not need to take any action. The Original Proxy Form that you have already returned will be accepted by the Company (unless you submit a Replacement Proxy Form).

This Addendum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisors prior to voting. Should you wish to discuss the matters set out in this Addendum, please do not hesitate to contact the Company Secretary by email at agm@nakedbrandgroup.com.

EXTENSION OF TIME TO SUBMIT PROXY FORM

The time to submit a proxy form has been extended. For the proxy form to be valid it must be submitted in accordance with the procedures set forth in the Notice of Meeting and associated Explanatory Memorandum by 7:00am (Sydney time) on Friday, 28 August 2020 (5:00pm (New York time) on Thursday, 27 August 2020).

DATED: 21 August 2020

BY ORDER OF THE BOARD OF NAKED BRAND GROUP LIMITED

Justin Davis-Rice
Company Secretary

Dated: 21 August 2020